Exhibit 5.1

[Latham & Watkins LLP Letterhead]

June 18, 2003

TiVo Inc.

2160 Gold Street

P.O. Box 2160

Alviso, California 95002

Ladies and Gentlemen:

Re:	Registration Statement on Form S-8; 10,362,922 Shares of Common Stock, par value $.001 per Share

In connection with the registration by TiVo Inc., a Delaware corporation (the “Company”), of 10,362,922 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”) issuable under the Company’s 1999 Equity Incentive Plan (the “Equity Plan”) and the Company’s 1999 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan,” and together with the Equity Plan, the “Plans”), under the Securities Act of 1933, as amended, on Form S-8 filed with the Securities and Exchange Commission on June 18, 2003 (the “Registration Statement”), you have requested our opinion set forth below.

In our capacity as your special counsel in connection with such registration, we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares, and for purposes of this opinion, have assumed such proceedings will be timely completed in the manner presently proposed. In addition, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter.

We are opining herein as to the effect on the subject transaction only of the General Corporation Law of the State of Delaware, and we express no opinion with respect to the applicability thereto, or the effect thereon, of any other laws.

Subject to the foregoing, it is our opinion that, as of the date hereof, when the terms (including the exercise price and exercise period in the case of the Equity Plan, and the exercise price in the case of the Directors’ Plan) and form of the option or options pursuant to which the Shares will be issued are determined by resolution of the Company’s Board of Directors, or a duly authorized committee thereof in the case of the Equity Plan, in accordance with the Plans, when the person or persons entitled to receive Shares and the number of Shares to be issued to such person or persons pursuant to the options or stock awards granted under the Equity Plan are determined by resolution of the Company’s Board of Directors, or a duly authorized committee thereof, and upon execution, issuance and delivery of certificates representing the Shares (and notation of such issuance in the stock transfer records of the Company) and receipt of payment for such Shares in either case in the manner contemplated by the Plans in an amount in cash or other legal consideration of not less than the aggregate par value for such Shares, and assuming the Company completes all other actions and proceedings required on its part to be taken prior to the issuance and delivery of the Shares pursuant to the terms of the Plans, the Shares will be duly authorized, validly issued, fully paid and nonassessable.

We consent to your filing this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/    LATHAM & WATKINS LLP